EXHIBIT 99.1

AGRIUM INC.

FIRST QUARTER 2016

NEWS RELEASE

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium’s Solid First Quarter Results Driven by Strong Operating Performance

May 3, 2016 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today its 2016 first quarter earnings results, with net earnings attributable to equity holders of Agrium of $2-million ($0.02 diluted earnings per share) compared to $12-million ($0.08 diluted earnings per share) in the first quarter of 2015. The reduction in net earnings was driven by weaker selling prices across all nutrients. This was largely offset by excellent results achieved from our Retail operations and strong Wholesale operational performance.

Highlights:

•	First quarter adjusted net earnings were $7-million or $0.05 per share (see page 2 for adjusted net earnings reconciliation)[1].

•	Retail achieved the second highest EBITDA[2] for a first quarter, with strong margins across all major product lines.

•	International Retail delivered strong results, with South America achieving record first quarter EBITDA, and Australia reaching record first quarter in local currency.

•	Wholesale continues to achieve impressive operational performance. This quarter, nitrogen margins remained strong despite much lower benchmark prices.

•	Agrium acquired 27 Retail locations through acquisitions in Canada and the U.S., adding expected annual incremental EBITDA of over $11-million.

•	We achieved a 6 percent reduction in consolidated selling, general and administrative costs compared to the same period last year, demonstrating the ongoing results of our Operational Excellence initiative.

•	2016 annual guidance range has been revised to $5.25 to $6.25 diluted earnings per share due to the weak outlook for nutrient prices (see page 4 for guidance assumptions and further details).

•	Agrium will be hosting an Investor Day on June 8, 2016 in Toronto. For full details and to register for the event, please visit www.agrium.com/investors.

“Agrium’s first quarter results once again highlight the resilience of our business model,” commented Chuck Magro, Agrium’s President and CEO. “Our Retail business achieved impressive first quarter EBITDA, with strong margins across all major product lines. Our Wholesale business unit continued to demonstrate excellent operating performance and capitalized on our extensive competitive advantages,” added Mr. Magro.

[1]	First quarter effective tax rate of 29 percent used for adjusted net earnings and per share calculations. These are non-IFRS measures which represent net earnings adjusted for certain income (expenses) that are considered to be non-operational in nature. We believe these measures provide meaningful comparison to the earnings of other companies by eliminating share-based payments expense (recovery), gains (losses) on foreign exchange and related gains (losses) on non-qualifying derivative hedges and significant non-operating, non-recurring items. These should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS and may not be directly comparable to similar measures presented by other companies.
[2]	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended
	March 31, 2016
		Net earnings
		impact
(millions of U.S. dollars, except per share amounts)	Expense	(post-tax)	Per share (a)
		3	0.02

Adjustments:
Share-based payments	4	3	0.02
Foreign exchange loss net of non-qualifying derivatives	2	1	0.01
Adjusted net earnings (b)		7	0.05

(a)	This represents diluted per share information attributable to equity holders of Agrium.
(b)	First quarter effective tax rate of 29 percent was used for the adjusted net earnings and per share calculations.

MARKET OUTLOOK

Agricultural & Crop Input Markets

•	U.S. grower margins and grower sentiment have improved over the past month. This was a result of U.S. new crop corn futures having increased by approximately 5 percent from the lows at the beginning of April, while new crop soybean prices have increased by 16 percent since early March and are now at the highest level since December 2014. As a result, growers’ prospective 2016 cash margins are up from 2015 levels, the first year-over-year improvement in two and four years respectively.

•	The United States Department of Agriculture’s (USDA) Prospective Plantings report estimated that U.S. growers intend to plant 93.6 million acres of corn, which would be an increase of 5.6 million acres or about 6 percent from 2015 levels. Agrium believes corn acreage expansion this year will be closer to 5 percent, as soybean prices have strengthened in response to damaging rains during harvest in Argentina.

•	According to the most recent USDA forecasts, U.S. acreage of corn, soybean and cotton could increase by over 6 million acres, supporting crop input and services demand in 2016. However, in Canada it is expected that pea and lentil acreage will expand by almost 2 million acres, which could negatively impact Western Canadian demand for nitrogen this year.

•	The spring season across North America began early, which tends to support higher acreage levels, as well as the premium for North American crop nutrient prices. This has been most evident on nitrogen products. It also tends to bring forward timing of crop protection product applications. In Western Canada, there are some regional concerns about dryness as precipitation has been below normal the past two months.

•	The value of the U.S. dollar has weakened relative to most other global currencies since the beginning of 2016, but non-U.S. currency values still remain weak on a historic basis. A relatively weak currency shields non-U.S. growers from the impact of low global crop prices and has supported relatively high crop acreage outside of the U.S. This is primarily why Brazil had such a strong acreage of second crop corn this year which supported stronger than expected crop nutrient shipments in Brazil to start 2016.

Nitrogen Outlook

•	North American nitrogen prices increased beginning in February 2016, driven by a relatively early start to the spring application season, combined with relatively low volumes of offshore imports.

•	In January to February 2016, U.S. offshore imports of urea were down close to 40 percent compared to the same period of 2015.

•	Due to the poor 2015 fall application season in the U.S. and the high corn acreage intentions for 2016 projected by the USDA, U.S. spring nitrogen applications are expected to be historically high.

•	Nitrogen projects in North America are expected to continue to ramp up in 2016, which is expected to keep buyers tentative entering the fill season in the second half of the year.

•	Chinese urea exports were down by 1.5 million tonnes in first quarter of 2016 from Q1 2015 levels due to strong domestic demand in China and low export urea prices to begin 2016. Chinese urea production levels in the first quarter of 2016 were relatively flat to the same period of 2015, but did decline about 10 percent from the high levels in the fourth quarter of 2015.

•	Indian urea imports were lower in the first quarter of 2016 than they were a year ago. However, India recently called a tender for imports for its 2016/17 year. While imports are expected to decline from record 2015 levels, they are expected to be historically high, particularly if the monsoon season is above-average, as projected by the India Meteorological Department.

Potash Outlook

•	A number of factors combined to pressure the North American potash market in the first quarter including: the poor fall application season, which created a bottleneck in the supply chain with potash being stored in warehouses rather applied in the fall; and above-average offshore imports of potash.

•	While first quarter 2016 North American offshore imports of potash were down close to 50 percent from 2015 levels, they were still above any other year since 2011. U.S. potash prices are below other global import levels, which are expected to continue to pressure imports relative to 2015 levels.

•	Brazilian potash demand has been a positive surprise to start 2016, with first quarter imports up over 20 percent from the first quarter of 2015. The uncertainty over the Brazilian political and economic situation will be a source of uncertainty for the remainder of 2016.

•	China has yet to sign 2016 potash supply agreements, which continues to add uncertainty to the global potash market. Chinese import volumes will be an important driver of the potash market in the second half of 2016.

•	The Indian government announced modest changes to the Nutrient Based Subsidy (NBS) for potash in 2016/17, which improves the import economics and should support improved import demand in the second half of 2016.

Phosphate Outlook

•	North American phosphate demand is projected to be relatively strong in the spring of 2016 due to the poor fall application season and relative stability in prices, which have increased from the January 2016 lows.

•	Chinese phosphate exports have declined compared to 2015 levels, in part because of lower import demand from India.

•	Similar to potash, the changes in the NBS for phosphate in India appear positive for second half diammonium phosphate demand, but most analysts expect reduced demand in 2016 from 2015 levels.

2016 ANNUAL GUIDANCE

Based on our Market Outlook, Agrium expects to achieve annual diluted earnings per share of $5.25 to $6.25 in 2016 compared to our previous estimate of $5.50 to $7.00. We have lowered the guidance range due to a challenging pricing environment for all nutrients and expectations for a stronger Canadian dollar, partially offset by lower natural gas costs and continued strong performance by our Retail business. We are issuing earnings guidance of $4.00 to $4.30 diluted earnings per share for the first half of 2016.

We have reduced our estimate of potash production to 2.3 to 2.4 million tonnes.

Retail crop nutrient sales tonnes for 2016 are now expected to be from 9.8 million to 10.3 million tonnes. The slight widening of the range from our previous estimate is due to a forecasted increase in U.S. planted corn acres.

Our estimates for the Canada/U.S. foreign exchange rate and NYMEX for 2016 have been updated based on current market conditions.

This guidance and updated additional measures and related assumptions are summarized in the table below. Guidance excludes the impact of share-based payments expense (recovery), gains (losses) on foreign exchange and non-qualifying derivative hedges and significant non-operating, non-recurring items. Volumetric and earnings estimates assume normal seasonal growing and harvest patterns in the geographies where Agrium operates.

2016 ANNUAL GUIDANCE RANGE AND ASSUMPTIONS

	Annual
	Low	High
Diluted EPS (in U.S. dollars)	$5.25	$6.25
Guidance assumptions:
Wholesale:
Production tonnes:
Nitrogen (millions)	3.5	3.7
Potash (millions)	2.3	2.4
Retail:
EBITDA (millions of U.S. dollars)	$1,075	$1,175
Crop nutrient sales tonnes (millions)	9.8	10.3
Other:
Operational tax rate	28%	27%
Sustaining capital expenditures (millions of U.S. dollars)	$500	$550
Total capital expenditures (millions of U.S. dollars)	$800	$900
Canada/U.S. foreign exchange rate	$1.31	$1.36
NYMEX gas price ($/MMBtu)	$2.65	$2.05

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 3, 2016

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (MD&A) is prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the first quarter of 2016 (three months ended March 31, 2016) are against results for the first quarter of 2015 (three months ended March 31, 2015). All dollar amounts refer to United States (U.S.) dollars except where otherwise stated.

The following interim MD&A is as of May 3, 2016 and should be read in conjunction with the Consolidated Interim Financial Statements for the three months ended March 31, 2016 (the “Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2015 included in our 2015 Annual Report to Shareholders. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A except for material information since the date in our annual MD&A. In respect of Forward-Looking Statements, please refer to the section titled “Forward-Looking Statements” in this MD&A.

2016 First Quarter Operating Results

CONSOLIDATED NET EARNINGS

Financial Overview

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts and where noted)	2016	2015	Change	% Change
Sales	2,725	2,872	(147)	(5)
Gross profit	554	584	(30)	(5)
Expenses	479	509	(30)	(6)
Earnings before finance costs and income taxes	75	75	—	—
Net earnings	3	14	(11)	(79)
Diluted earnings per share	0.02	0.08	(0.06)	(75)
Effective tax rate (%)	29	26	N/A	N/A

Sales and Gross Profit

	Three months ended March 31,
(millions of U.S. dollars)	2016	2015	Change
Sales
Retail	2,290	2,263	27
Wholesale	649	867	(218)
Other	(214)	(258)	44

	2,725	2,872	(147)

Gross profit
Retail	402	371	31
Wholesale	153	234	(81)
Other	(1)	(21)	20

	554	584	(30)

•	Retail’s sales and gross profit increased for the first quarter of 2016 compared to the same period last year primarily due to higher crop protection product and seed sales from early spring application season and increased corn acreage. This was coupled with better margin rates on our major product lines due to effective price management, change in product mix and higher proprietary product sales.

•	Wholesale sales and gross profit decreased compared to the first quarter last year primarily due to lower realized selling prices, which were consistent with benchmark prices and the scale back of our Purchase for Resale business. This was partially offset by the increase in potash sales volumes due to higher utilization rates in the first quarter of 2016.

Expenses

•	General and administrative expenses decreased by $12-million (18 percent) for the first quarter compared to the same period last year as a result of reduced payroll and office expenses related to our ongoing Operational Excellence program.

•	Share-based payments expense was lower by $41-million compared to first quarter of last year primarily due to a decrease in Agrium’s share price in the first quarter of 2016.

Other expenses breakdown

	Three months ended March 31,
(millions of U.S. dollars)	2016	2015
Loss (gain) on foreign exchange and related derivatives	2	(1)
Interest income	(13)	(17)
Gain on sale of assets	—	(38)
Environmental remediation and asset retirement obligations	2	9
Bad debt expense	8	7
Potash profit and capital tax	3	5
Other	9	2

	11	(33)

•	We completed the sale of our non-core Purchase for Resale terminals resulting in a gain on sale of assets of $38-million in the first quarter of 2015.

Depreciation and Amortization

	Three months ended March 31,
	2016				2015
	Cost of		General		Cost of		General
	product		and		product		and
(millions of U.S. dollars)	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	2	63	2	67	1	54	2	57
Wholesale
Nitrogen	13	—	—	13	18	—	—	18
Potash	20	—	—	20	14	—	—	14
Phosphate	10	—	—	10	13	—	—	13
Wholesale Other (a)	1	—	—	1	5	—	—	5

	44	—	—	44	50	—	—	50
Other	—	—	3	3	—	—	4	4

Total	46	63	5	114	51	54	6	111

(a)	This includes product purchased for resale, ammonium sulfate, Environmentally Smart Nitrogen® (ESN) and other products.

Effective Tax Rate

•	The effective tax rate of 29 percent for the first quarter of 2016 was higher compared to the effective tax rate of 26 percent for the same period last year due to the increase in the Alberta provincial statutory tax rate and the tax treatment of losses on derivative financial instruments.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended March 31,
(millions of U.S. dollars, except where noted)	2016	2015	Change
Sales	2,290	2,263	27
Cost of product sold	1,888	1,892	(4)
Gross profit	402	371	31
EBITDA (a)	44	(8)	52
Selling expense as a percentage of sales (%)	18	19	(1)

(a)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

•	Retail reported record first quarter sales and the second highest first quarter gross profit and EBITDA in history. The strong results were due to strong margins across our major product offerings and lower operating costs, an early start to the spring application season in the U.S. and record results in our South American operations.

•	Total Retail selling expenses as a percentage of sales decreased by 1 percent compared to the same period in the prior year due to ongoing network optimization and the impact of currency valuations in our international businesses.

•	U.S. operations experienced strong demand this quarter for all major crop inputs, supported by missed fall applications in 2015 due to poor weather, the early spring season this year and grower intentions to expand acreage of crop input intensive crops such as corn and cotton in 2016. Our Canadian business experienced a relatively slow first quarter which is historically its quietest period during the year, while the second quarter is traditionally the busiest.

•	Internationally, South American EBITDA increase of $7-million was a significant improvement compared to the same period last year as a result of favorable growing conditions and improved agricultural policies in Argentina. Australia reported record Australia dollar EBITDA due to strong demand for crop protection, seed and other services but were slightly below last year on a U.S. dollar basis.

Retail sales and gross profit by product line

	Three months ended March 31,
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except where noted)	2016	2015	Change	2016	2015	Change	2016	2015
Crop nutrients	839	911	(72)	134	126	8	16	14
Crop protection products	831	793	38	121	108	13	15	14
Seed	376	308	68	51	40	11	14	13
Merchandise	117	142	(25)	19	20	(1)	16	14
Services and other	127	109	18	77	77	—	61	71

Crop nutrients

•	Total crop nutrient sales were 8 percent lower compared to the same period last year due to lower global prices across all nutrients.

•	Total crop nutrient volumes were 4 percent higher this quarter across our Retail operations compared to the same period last year. Volumes were 15 percent higher in the U.S. due to an early spring application season and 9 percent higher in South America due to favorable weather conditions. In Canada and Australia, growers were conservative given the uncertainty over nutrient and agricultural markets as well as dry conditions in some areas.

•	Total crop nutrient gross profit increased 6 percent due to a combination of higher-value product mix, including continued growth of our higher-margin proprietary nutritional products, increased nutrient volumes and higher margins per tonne for nutrients. Gross profit as a percentage of sales rose from 14 percent in the first quarter of 2015 to 16 percent this quarter.

Crop protection products

•	Total crop protection sales were up 5 percent this quarter as North American growers took advantage of the favorable weather to apply herbicides to control weeds, which were prevalent due to the early spring and wet weather last fall which limited post-harvest herbicide applications. In Australia, sales were higher compared to the same period last year due to early rains in the western growing regions and increased sales of proprietary products, despite competitive pricing pressure on glyphosate and herbicides.

•	Crop protection margins as a percentage of sales increased 1 percent, primarily due to higher-margin product mix this quarter.

•	Proprietary crop protection product sales as a percentage of total crop protection sales increased 3 percent compared to the same period in the prior year.

Seed

•	Seed sales were up 22 percent this quarter compared to the same period last year, primarily due to the expected increase in 2016 planted acreage for corn and cotton in the U.S. and the early planting window.

•	Total seed margins as a percentage of sales increased 1 percent compared to the same period in the prior year due to seed sales mix and strong sales of higher-margin proprietary product seed. The proportion of proprietary seed sales was 3 percent higher than in the first quarter of 2015 and margins for proprietary seed were also higher year-over-year.

Merchandise

•	Merchandise sales decreased 18 percent compared to the same period last year primarily as a result of lower fuel pricing and demand in Canada, and lower animal health sales in Australia.

•	Gross profit as a percentage of sales increased 2 percent this quarter, primarily due to a reduction in the lower-margin Canadian fuel business compared to the prior year.

Services and other

•	Sales for services and other was up 17 percent this quarter, due mainly to the early spring application season in the U.S. and higher real estate and livestock marketing revenue in Australia.

Wholesale

	Three months ended March 31,
(millions of U.S. dollars, except where noted)	2016	2015	Change
Sales	649	867	(218)
Sales volumes (tonnes 000’s)	1,926	2,034	(108)
Cost of product sold	496	633	(137)
Gross profit	153	234	(81)
Expenses	34	40	(6)
Gain on sale of assets	—	38	(38)

•	Total sales were lower than the same period last year, as realized sales prices were pressured by lower nutrient prices globally. Total sales volumes were lower than the same period last year due to a lower volume of product purchased for resale tonnes as we continued to scale back this business.

Wholesale NPK product information

	Three months ended March 31,
	Nitrogen			Potash			Phosphate
	2016	2015	Change	2016	2015	Change	2016	2015	Change
Gross profit (U.S. dollar millions)	95	143	(48)	14	7	7	20	45	(25)
Sales volumes (tonnes 000’s)	741	761	(20)	456	185	271	220	282	(62)
Selling price ($/tonne)	338	414	(76)	199	361	(162)	589	639	(50)
Cost of product sold ($/tonne)	209	226	(17)	168	324	(156)	499	481	18
Gross margin ($/tonne)	129	188	(59)	31	37	(6)	90	158	(68)

Nitrogen

•	Nitrogen gross profit was down 34 percent compared to the same period last year predominately due to significantly lower global benchmark nitrogen prices, which were partially offset by lower cost of production.

•	Sales volumes were slightly lower than the same period last year, as Western Canadian dealers were slow to commit to nitrogen purchases early in the season. However demand in the U.S. was strong due to the early start to the spring application season, which supported increased ammonia sales volumes.

•	Realized selling prices per tonne were down 18 percent compared to the same period last year due to weaker global market conditions impacting benchmark nitrogen prices.

•	Cost of product sold per tonne was 8 percent lower than the same period last year due to lower natural gas prices and lower fixed costs per tonne during the quarter.

Natural gas prices: North American indices and North American Agrium prices

	Three months ended March 31,
(U.S. dollars per MMBtu)	2016	2015
Overall gas cost excluding realized derivative impact	1.61	2.52
Realized derivative impact	0.33	0.41
Overall gas cost	1.94	2.93
Average NYMEX	2.05	2.96
Average AECO	1.53	2.22

Potash

•	Potash gross profit doubled compared to the same period last year. The reduction in realized selling price this quarter was offset by lower cost of product sold per tonne and significantly higher sales volumes given that the same period last year was impacted by the ramp-up of our Vanscoy potash mine expansion.

•	Sales volumes increased by 271,000 tonnes compared to the same period last year and by 28,000 tonnes compared to the first quarter of 2014. 2014 is a more comparable period given the Vanscoy ramp-up was underway in the first quarter of 2015, which impacted available sales volumes.

•	Realized selling prices have contracted sharply over the past year, with international sales prices down 22 percent and an even larger decline in North American markets.

•	Cost of product sold per tonne was 48 percent lower than the same period last year and 12 percent lower than the first quarter of 2014. The lower costs are predominately due to the higher production volumes associated with the completion of our Vanscoy mine expansion and the weaker Canadian dollar.

Phosphate

•	Phosphate gross profit was 56 percent lower than the same period last year, due to a combination of lower benchmark selling prices, lower sales volumes and a slight increase in cost of product sold on a per-tonne basis relative to the same period last year.

•	Sales volumes were 22 percent lower than the same period last year due to slow spring demand in Canada and the Western U.S., as dealers in these regions delayed purchasing due to higher supply in the market.

Wholesale Other

Wholesale Other: gross profit breakdown

	Three months ended March 31,
(millions of U.S. dollars)	2016	2015	Change
Ammonium sulfate	10	17	(7)
ESN	8	11	(3)
Product purchased for resale	5	7	(2)
Other	1	4	(3)

	24	39	(15)

•	Gross profit from Wholesale Other was down 38 percent over the same quarter last year. This was predominately due to lower realized sales prices for ammonium sulfate and ESN, in line with other nitrogen products, and lower sales volumes partly related to the scale back in our product purchased for resale operations.

Expenses

•	Wholesale expenses decreased by $6-million (15 percent) after adjusting for a $38-million gain on the sale of non-core purchase for resale terminals that was included in the results from the same period last year.

Other

EBITDA for our Other non-operating business unit for the first quarter of 2016 had a net expense of $18-million, compared to a net expense of $88-million for the first quarter of 2015. The variance was primarily due to the following:

•	$41-million lower share-based payments expense due to a decrease in our share price in the first quarter of 2016

•	$20-million lower gross profit elimination expense primarily due to lower margin per tonne on inter-segment inventory held at the end of the first quarter of 2016

•	$6-million (19 percent) lower general and administrative expenses due to ongoing benefits from our Operational Excellence program and the lower Canadian dollar

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets for the three months ended March 31, 2016 compared to December 31, 2015.

(millions of U.S. dollars, except where noted)	March 31, 2016	December 31, 2015	$ Change	% Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	276	515	(239)	(46%)	See discussion under the section “Liquidity and Capital Resources”.

Accounts receivable	2,200	2,053	147	7%	Increased Retail trade receivables consistent with the start of the spring season.

Income taxes receivable	61	4	57	1,425%	First quarter tax installments paid exceeded the first quarter tax provision.

Inventories	4,524	3,314	1,210	37%	Seasonal Retail inventory build-up in preparation for the spring season.

Prepaid expenses and deposits	254	688	(434)	(63%)	Drawdown of prepaid inventory as Retail took delivery of product in anticipation of the spring season.

Other current assets	152	144	8	6%	—

Current liabilities
Short-term debt	629	835	(206)	(25%)	Decrease primarily due to seasonally lower working capital requirements, partially offset by increased financing for capital investments.

Accounts payable	5,309	3,919	1,390	35%	Retail inventory purchases and customer prepayments made in anticipation of the spring season.

Income taxes payable	1	82	(81)	(99%)	2015 tax accrual was paid.

Current portion of long-term debt	108	8	100	1,250%	Increase relates to $100-million 7.7 percent debentures coming due in 2017.

Current portion of other provisions	81	85	(4)	(5%)	—

Working capital	1,339	1,789	(450)	(25%)

LIQUIDITY AND CAPITAL RESOURCES

Agrium generally expects that it will be able to meet its working capital requirements, capital resource needs and shareholder returns through a variety of sources, including available cash on hand, cash provided by operations, short-term borrowings from the issuance of commercial paper, and borrowings from our credit facilities, as well as long-term debt and equity capacity from the capital markets.

As of March 31, 2016, we have sufficient current assets to meet our current liabilities.

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Three months ended March 31,
(millions of U.S. dollars)	2016	2015	Change
Cash provided by operating activities	343	705	(362)
Cash used in investing activities	(277)	(461)	184
Cash used in financing activities	(325)	(295)	(30)
Effect of exchange rate changes on cash and cash equivalents	20	(17)	37

Decrease in cash and cash equivalents	(239)	(68)	(171)

Cash provided by operating activities – drivers behind the $362-million decrease

Use of cash

•       $159-million decrease in cash related to taxes is due to the 2015 final tax payments being higher than the 2014 final tax payments.

•       $47-million decrease in cash due to higher interest payments made in the first quarter of 2016 resulting from the timing of interest paid on debt issued during 2014 and 2015.

Cash used in investing activities – drivers behind the $184-million decrease in use

Use of cash	• Lower capital expenditures than the first quarter of 2015 due to the ramp-up of our Vanscoy potash facility coupled with decreased spending for the Borger project.

Cash used in financing activities – drivers behind the $30-million increase in use

Use of cash

•       In 2015, we generated $1-billion of cash through long-term debt issuance and paid back $1.2-billion in short-term debt. In 2016, we paid $240-million in short-term debt. There was no debt issuance in 2016.

Capital Spending and Expenditures (a)

	Three months ended
	March 31,
(millions of U.S. dollars)	2016	2015
Retail
Sustaining	47	54
Investing	9	9

	56	63
Acquisitions(b)	94	60

	150	123

Wholesale
Sustaining	49	40
Investing	68	295

	117	335

Other
Sustaining	1	1

Total
Sustaining	97	95
Investing	77	304

	174	399
Acquisitions(b)	94	60

	268	459

(a)	This excludes capitalized borrowing costs.
(b)	This represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and investments in associates and joint ventures.

•	Our investing capital expenditures decreased in the first quarter of 2016 compared to the same period last year due to the ramp-up of our Vanscoy potash facility in the first quarter of 2015 combined with decreased spending for the Borger project.

•	We expect Agrium’s capital expenditures for the remaining three quarters of 2016 to approximate $600-million to $700-million. We anticipate that we will be able to finance the announced projects through a combination of cash provided from operating activities and existing credit facilities.

Short-term Debt

•	Our short-term debt of $629-million at March 31, 2016 is outlined in note 6 of our Summarized Notes to the Consolidated Financial Statements.

•	Our short-term debt decreased by $206-million during the three months ended March 31, 2016, which in turn contributed to an increase in our unutilized short-term financing capacity to $2.2-billion at March 31, 2016.

Capital Management

•	Our revolving credit facilities require that we maintain specific interest coverage and debt-to-capital ratios, as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at March 31, 2016. Our ability to comply with these covenants has not changed since December 31, 2015.

SHARE REPURCHASES

We are allowed to purchase for cancellation, on the Toronto Stock Exchange (TSX) or New York Stock Exchange an aggregate of 6,908,450 common shares (5 percent) of our outstanding shares. Repurchases may be made under a Normal Course Issuer Bid (NCIB) approved by the TSX until February 18, 2017. The actual number of shares purchased will be at Agrium’s discretion and will depend on market conditions, share prices, Agrium’s cash position and other factors.

There were no shares repurchased for the three months ended March 31, 2016 or the period from April 1, 2016 to May 3, 2016.

Shareholders can obtain a copy of the NCIB notice submitted to the TSX from Agrium without charge upon request.

OUTSTANDING SHARE DATA

Agrium had 138,175,400 outstanding shares at April 29, 2016.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars,	2016	2015	2015	2015	2015	2014	2014	2014
except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Sales	2,725	2,407	2,524	6,992	2,872	2,705	2,920	7,338
Gross profit	554	900	696	1,708	584	732	665	1,599
Net earnings from continuing operations	3	200	99	675	14	70	91	625
Net loss from discontinued operations	—	—	—	—	—	(19)	(41)	(9)
Net earnings	3	200	99	675	14	51	50	616
Earnings per share from continuing operations attributable to equity holders of Agrium:
Basic and diluted	0.02	1.45	0.72	4.71	0.08	0.46	0.63	4.34
Loss per share from discontinued operations attributable to equity holders of Agrium:
Basic and diluted	—	—	—	—	—	(0.13)	(0.28)	(0.06)
Earnings per share attributable to equity holders of Agrium:
Basic and diluted	0.02	1.45	0.72	4.71	0.08	0.33	0.35	4.28

The agricultural products business is seasonal. Consequently, year-over-year comparisons are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections from accounts receivables generally occur after the application season is complete, and our customer prepayments are concentrated in December and January.

NON-IFRS FINANCIAL MEASURES

Financial measures that are not specified, defined or determined under IFRS are non-IFRS measures unless they are presented in our Consolidated Financial Statements. Accordingly, we have not identified any non-IFRS financial measures. We presented EBITDA in our 2015 annual consolidated financial statements and accordingly, it is not a non-IFRS measure. Effective January 1, 2016, management no longer considers “Adjusted EBITDA” in evaluating our business performance and expects to focus more on our other key earnings measures.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. For further information on the Company’s critical accounting estimates, refer to the section “Critical Accounting Estimates” in our 2015 annual MD&A, which is contained in our 2015 Annual Report. Since the date of our 2015 annual MD&A, there have not been any material changes to our critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Consolidated Financial Statements for the three months ended March 31, 2016 are the same as those applied in our audited annual financial statements in our 2015 Annual Report.

BUSINESS RISKS

The information presented in the “Enterprise Risk Management” section on pages 63 - 66 in our 2015 annual MD&A and under the heading “Risk Factors” on pages 23 - 34 in our Annual Information Form for the year ended December 31, 2015 has not changed materially since December 31, 2015.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the three months ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our Company, including our 2015 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this document constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this news release other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: updated 2016 annual guidance, including expectations regarding our diluted earnings per share; capital spending expectations for the remaining three quarters of 2016; expectations regarding performance of our business segments in 2016; and our market outlook for the 2016, including nitrogen, potash and phosphate outlook and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements. The purpose of the outlook provided herein is to assist readers in understanding our expected and targeted financial and operating results, and this information may not be appropriate for other purposes.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, including with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2016 and in the future; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; and our receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in our 2015 annual MD&A and under the heading “Market Outlook” in this document, with respect to further material assumptions associated with our forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility expansion in Egypt; the risk of additional capital expenditure cost escalation or delays in respect of our Borger nitrogen expansion project and the ramp-up of production following the tie-in of our Vanscoy potash expansion project; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the U.S. including those disclosed under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2015 and under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in respect of Forward-Looking Statements” in our 2015 annual MD&A.

The purpose of our expected diluted earnings per share guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major producer and distributor of agricultural products and services in North America, South America, Australia and Egypt through its agricultural retail-distribution and wholesale nutrient businesses. Agrium supplies growers with key products and services such as crop nutrients, crop protection, seed, and agronomic and application services, thereby helping to meet the ever growing global demand for food and fiber. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of over ten million tonnes and with competitive advantages across all product lines. Agrium retail-distribution has an unmatched network of over 1,400 facilities and more than 3,800 crop consultants. We partner with over half a million grower customers globally to help them increase their yields and returns on more than 50 different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders. For more information visit: www.agrium.com.

A WEBSITE SIMULCAST of the 2016 1st Quarter Conference Call will be available in a listen-only mode beginning Wednesday, May 4th, 2016 at 8:00 a.m. MT (10:00 a.m. ET). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Unaudited)

		Three months ended
		March 31,
(millions of U.S. dollars, unless otherwise stated)	Notes	2016	2015
Sales		2,725	2,872
Cost of product sold		2,171	2,288

Gross profit		554	584
Expenses
Selling		414	430
General and administrative		55	67
Share-based payments	5	4	45
Earnings from associates and joint ventures		(5)	—
Other expenses (income)	4	11	(33)

Earnings before finance costs and income taxes		75	75
Finance costs related to long-term debt		52	37
Other finance costs		18	19

Earnings before income taxes		5	19
Income taxes		2	5

Net earnings		3	14

Attributable to
Equity holders of Agrium		2	12
Non-controlling interest		1	2

Net earnings		3	14

Earnings per share attributable to equity holders of Agrium
Basic and diluted earnings per share		0.02	0.08
Weighted average number of shares outstanding for basic and diluted earnings per share (millions of common shares)		138	144

See accompanying notes.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on May 3, 2016. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2015 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2015 Annual Report.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Unaudited)

		Three months ended
		March 31,
(millions of U.S. dollars)	Notes	2016	2015
Net earnings		3	14
Other comprehensive income (loss)
Items that are or may be reclassified to earnings
Cash flow hedges	3
Effective portion of changes in fair value		(23)	(16)
Deferred income taxes		7	4
Share of comprehensive income (loss) of associates and joint ventures		2	(5)
Foreign currency translation
Gains (losses)		179	(295)

Other comprehensive income (loss)		165	(312)

Comprehensive income (loss)		168	(298)

Attributable to
Equity holders of Agrium		167	(299)
Non-controlling interest		1	1

Comprehensive income (loss)		168	(298)

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Unaudited)

		March 31,		December 31,
(millions of U.S. dollars)	Notes	2016	2015	2015
Assets
Current assets
Cash and cash equivalents		276	780	515
Accounts receivable		2,200	2,045	2,053
Income taxes receivable		61	112	4
Inventories		4,524	4,820	3,314
Prepaid expenses and deposits		254	315	688
Other current assets		152	123	144

		7,467	8,195	6,718
Property, plant and equipment		6,712	6,177	6,333
Intangibles		645	660	632
Goodwill		1,988	2,027	1,980
Investments in associates and joint ventures		637	595	607
Other assets		54	69	54
Deferred income tax assets		52	72	53

		17,555	17,795	16,377

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	6	629	265	835
Accounts payable		5,309	5,672	3,919
Income taxes payable		1	4	82
Current portion of long-term debt		108	1	8
Current portion of other provisions		81	88	85

		6,128	6,030	4,929
Long-term debt		4,415	4,534	4,513
Post-employment benefits		132	144	124
Other provisions		337	332	336
Other liabilities		76	75	85
Deferred income tax liabilities		402	393	383

		11,490	11,508	10,370

Shareholders’ equity
Share capital		1,759	1,823	1,757
Retained earnings		5,414	5,402	5,533
Accumulated other comprehensive loss		(1,113)	(946)	(1,287)

Equity holders of Agrium		6,060	6,279	6,003
Non-controlling interest		5	8	4

Total equity		6,065	6,287	6,007

		17,555	17,795	16,377

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended
	March 31,
(millions of U.S. dollars)	2016	2015
Operating
Net earnings	3	14
Adjustments for
Depreciation and amortization	114	111
Earnings from associates and joint ventures	(5)	—
Share-based payments	4	45
Unrealized loss on derivative financial instruments	83	26
Unrealized foreign exchange (gain) loss	(124)	41
Interest income	(13)	(17)
Finance costs	70	56
Income taxes	2	5
Other	6	(25)
Interest received	14	17
Interest paid	(89)	(42)
Income taxes (paid) received	(141)	18
Dividends from associates and joint ventures	1	1
Net changes in non-cash working capital	418	455

Cash provided by operating activities	343	705

Investing
Business acquisitions, net of cash acquired	(94)	(60)
Capital expenditures	(174)	(399)
Capitalized borrowing costs	(5)	(15)
Purchase of investments	(23)	(42)
Proceeds from sale of investments	18	18
Proceeds from sale of property, plant and equipment	4	50
Other	(3)	5
Net changes in non-cash working capital	—	(18)

Cash used in investing activities	(277)	(461)

Financing
Short-term debt	(204)	(1,160)
Long-term debt issued	—	1,000
Transaction costs on long-term debt	—	(14)
Repayment of long-term debt	(2)	(13)
Dividends paid	(119)	(109)
Shares issued	—	1

Cash used in financing activities	(325)	(295)

Effect of exchange rate changes on cash and cash equivalents	20	(17)

Decrease in cash and cash equivalents	(239)	(68)
Cash and cash equivalents – beginning of period	515	848

Cash and cash equivalents – end of period	276	780

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

				Other comprehensive income (loss)
	Millions				Comprehensive
	of			Cash	loss of	Foreign		Equity	Non-
	common	Share	Retained	flow	associates and	currency		holders of	controlling	Total
(millions of U.S. dollars, except per share data)	shares	capital	earnings	hedges	joint ventures	translation	Total	Agrium	interest	equity
December 31, 2014	144	1,821	5,502	(27)	(11)	(605)	(643)	6,680	7	6,687

Net earnings	—	—	12	—	—	—	—	12	2	14
Other comprehensive income (loss), net of tax
Other	—	—	—	(12)	(5)	(294)	(311)	(311)	(1)	(312)

Comprehensive income (loss), net of tax	—	—	12	(12)	(5)	(294)	(311)	(299)	1	(298)
Dividends ($0.78 per share)	—	—	(112)	—	—	—	—	(112)	—	(112)
Share-based payment transactions	—	2	—	—	—	—	—	2	—	2
Reclassification of cash flow hedges, net of tax	—	—	—	8	—	—	8	8	—	8

March 31, 2015	144	1,823	5,402	(31)	(16)	(899)	(946)	6,279	8	6,287

December 31, 2015	138	1,757	5,533	(56)	(17)	(1,214)	(1,287)	6,003	4	6,007

Net earnings	—	—	2	—	—	—	—	2	1	3
Other comprehensive income (loss), net of tax
Other	—	—	—	(16)	2	179	165	165	—	165

Comprehensive income (loss), net of tax	—	—	2	(16)	2	179	165	167	1	168
Dividends ($0.875 per share)	—	—	(121)	—	—	—	—	(121)	—	(121)
Share-based payment transactions	—	2	—	—	—	—	—	2	—	2
Reclassification of cash flow hedges, net of tax	—	—	—	9	—	—	9	9	—	9

March 31, 2016	138	1,759	5,414	(63)	(15)	(1,035)	(1,113)	6,060	5	6,065

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Management

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

We categorize our operating segments within the Retail and Wholesale business units as follows:

•	Retail: Distributes crop nutrients, crop protection products, seed and merchandise and provides services directly to growers through a network of farm centers in two geographical segments:

•	North America: including the United States and Canada

•	International: including Australia and South America

•	Wholesale: Produces, markets and distributes crop nutrients and industrial products through the following businesses:

•	Nitrogen: Manufacturing in Alberta and Texas

•	Potash: Mining and processing in Saskatchewan

•	Phosphate: Mining and production facilities in Alberta and Idaho

•	Wholesale Other: Purchasing and reselling crop nutrient products from other suppliers to customers in the Americas and Europe; producing blended crop nutrients and Environmentally Smart Nitrogen® (ESN) polymer-coated nitrogen crop nutrients; and operations of joint ventures and associates

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Operating Segments

Segment information by business unit	Three months ended March 31,
	2016				2015
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	2,278	447	—	2,725	2,260	612	—	2,872
- inter-segment	12	202	(214)	—	3	255	(258)	—

Total sales	2,290	649	(214)	2,725	2,263	867	(258)	2,872
Cost of product sold	1,888	496	(213)	2,171	1,892	633	(237)	2,288

Gross profit	402	153	(1)	554	371	234	(21)	584

Gross profit (%)	18	24		20	16	27		20

Expenses
Selling	410	8	(4)	414	423	11	(4)	430
General and administrative	22	8	25	55	26	10	31	67
Share-based payments	—	—	4	4	—	—	45	45
(Earnings) loss from associates and joint ventures	(4)	(1)	—	(5)	(1)	3	(2)	—
Other (income) expenses	(3)	19	(5)	11	(12)	(22)	1	(33)

(Loss) earnings before finance costs and income taxes	(23)	119	(21)	75	(65)	232	(92)	75
Finance costs	—	—	70	70	—	—	56	56

(Loss) earnings before income taxes	(23)	119	(91)	5	(65)	232	(148)	19
Depreciation and amortization	67	44	3	114	57	50	4	111
Finance costs	—	—	70	70	—	—	56	56

EBITDA (b)	44	163	(18)	189	(8)	282	(88)	186

(a)	Includes inter-segment eliminations.
(b)	EBITDA is earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended March 31,
	2016			2015
	North			North
	America	International	Retail	America	International	Retail
Sales - external	1,797	481	2,278	1,773	487	2,260
- inter-segment	12	—	12	3	—	3

Total sales	1,809	481	2,290	1,776	487	2,263
Cost of product sold	1,506	382	1,888	1,503	389	1,892

Gross profit	303	99	402	273	98	371
Expenses
Selling	337	73	410	345	78	423
General and administrative	15	7	22	17	9	26
Earnings from associates and joint ventures	(4)	—	(4)	(1)	—	(1)
Other expenses (income)	6	(9)	(3)	(3)	(9)	(12)

(Loss) earnings before income taxes	(51)	28	(23)	(85)	20	(65)
Depreciation and amortization	61	6	67	52	5	57

EBITDA	10	34	44	(33)	25	(8)

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended March 31,
	2016					2015
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Other (a)	Wholesale
Sales - external	173	48	80	146	447	218	25	110	259	612
- inter-segment	77	43	50	32	202	97	42	71	45	255

Total sales	250	91	130	178	649	315	67	181	304	867
Cost of product sold	155	77	110	154	496	172	60	136	265	633

Gross profit	95	14	20	24	153	143	7	45	39	234
Expenses
Selling	4	2	1	1	8	4	1	1	5	11
General and administrative	4	2	1	1	8	3	2	2	3	10
(Earnings) loss from associates and joint ventures	—	—	—	(1)	(1)	—	—	—	3	3
Other expenses (income)	6	6	4	3	19	(2)	5	12	(37)	(22)

Earnings (loss) before income taxes	81	4	14	20	119	138	(1)	30	65	232
Depreciation and amortization	13	20	10	1	44	18	14	13	5	50

EBITDA	94	24	24	21	163	156	13	43	70	282

(a)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended March 31,
	2016			2015
		Cost of			Cost of
		product	Gross		product	Gross
	Sales	sold	profit	Sales	sold	profit
Retail
Crop nutrients	839	705	134	911	785	126
Crop protection products	831	710	121	793	685	108
Seed	376	325	51	308	268	40
Merchandise	117	98	19	142	122	20
Services and other	127	50	77	109	32	77

	2,290	1,888	402	2,263	1,892	371

Wholesale
Nitrogen	250	155	95	315	172	143
Potash	91	77	14	67	60	7
Phosphate	130	110	20	181	136	45
Product purchased for resale	97	92	5	192	185	7
Ammonium sulfate, ESN and other	81	62	19	112	80	32

	649	496	153	867	633	234

Other inter-segment eliminations	(214)	(213)	(1)	(258)	(237)	(21)

Total	2,725	2,171	554	2,872	2,288	584

Wholesale share of joint ventures
Nitrogen	25	21	4	21	22	(1)
Product purchased for resale	—	—	—	26	25	1

	25	21	4	47	47	—

Total Wholesale including proportionate share in joint ventures	674	517	157	914	680	234

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended March 31,
	2016				2015
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	1,520	450	369	81	1,435	511	431	80
International	440	354	328	26	452	394	366	28

Total crop nutrients	1,960	428	360	68	1,887	483	416	67

Wholesale
Nitrogen
North America
Ammonia	230	398			175	529
Urea	319	338			348	422
Other	192	265			238	320

Total nitrogen	741	338	209	129	761	414	226	188

Potash
North America	263	215			149	393
International	193	177			36	226

Total potash	456	199	168	31	185	361	324	37

Phosphate	220	589	499	90	282	639	481	158
Product purchased for resale	297	326	310	16	548	349	336	13
Ammonium sulfate	57	289	113	176	82	335	134	201
ESN and other	155				176

Total Wholesale	1,926	337	258	79	2,034	426	311	115

Wholesale share of joint ventures
Nitrogen	83	296	247	49	52	408	429	(21)
Product purchased for resale	—	—	—	—	85	310	297	13

	83	296	247	49	137	347	347	—

Total Wholesale including proportionate share in joint ventures	2,009	335	257	78	2,171	421	313	108

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

3.	Risk Management

Commodity price risk

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
	March 31,				December 31,
	2016				2015
			Average	Fair value			Average	Fair value
			contract	of assets			contract	of assets
	Notional	Maturities	price (a)	(liabilities)	Notional	Maturities	price (a)	(liabilities)
Designated as hedges
AECO swaps	67	2016 – 2018	2.97	(74)	74	2016 – 2018	2.78	(56)

				(74)				(56)

(a)	U.S. dollars per MMBtu.

	Fair value of assets (liabilities)
Maturities of natural gas derivative contracts	2016	2017	2018	2019
Designated as hedges	(31)	(24)	(19)	—

Impact of change in fair value of natural gas derivative financial instruments	March 31,	December 31,
	2016	2015
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.20	0.28

Use of derivatives to hedge exposure to natural gas market price risk
Term (gas year – 12 months ending October 31)	2016	2017	2018	2019
Maximum allowable (% of forecast gas requirements)	75	75	75	25	(a)
Forecast average monthly natural gas consumption (millions of MMBtu)	9	9	9	9
Gas requirements hedged using derivatives designated as hedges (%)	25	25	21	—

(a)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

For our natural gas derivatives designated in hedging relationships, the underlying risk of the derivative contracts is identical to the hedged risk, and accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of natural gas derivative contracts designated as hedges to other comprehensive income.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions of U.S. dollars)
	March 31,				December 31,
	2016				2015
			Average	Fair value			Average	Fair value
			contract	of assets			contract	of assets
Sell/Buy	Notional	Maturities	price (a)	(liabilities)	Notional	Maturities	price (a)	(liabilities)
Not designated as hedges
Forwards
USD/CAD	10	2016	1.34	—	190	2016	1.38	(1)
CAD/USD	1,883	2016	1.33	(50)	1,805	2016	1.35	45
USD/AUD	76	2016	1.43	7	73	2016	1.42	2
AUD/USD	48	2016	1.43	(4)	143	2016	1.43	(3)
Options
USD/CAD – buy USD puts	38	2016	1.37	2	—	—	—	—
USD/CAD – sell USD calls	53	2016	1.50	—	—	—	—	—
USD/AUD – buy USD puts	6	2016	1.32	—	59	2016	1.38	(1)

				(45)				42

Designated as hedges
Forwards
CAD/USD	158	2016	1.37	(8)	—	—	—	—
AUD/USD	26	2016	1.38	(2)	—	—	—	—

				(10)				—

				(55)				42

(a)	Foreign currency per U.S. dollar.

	March 31,			December 31,
	2016			2015
	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Financial instruments measured at fair value on a recurring basis
Cash and cash equivalents	—	276	276	—	515	515
Accounts receivable – derivatives	—	9	9	—	48	48
Other current financial assets – marketable securities	20	129	149	20	122	142
Accounts payable – derivatives	—	100	100	—	29	29
Other financial liabilities – derivatives	—	38	38	—	33	33
Financial instruments measured at amortized cost
Current portion of long-term debt
Debentures	—	105	100	—	—	—
Floating rate debt	—	8	8	—	8	8
Long-term debt
Debentures	—	4,533	4,370	—	4,464	4,469
Fixed and floating rate debt	—	45	45	—	44	44

There have been no transfers between Level 1 and Level 2 fair value measurements in the three months ended March 31, 2016 or March 31, 2015. We do not measure any of our financial instruments using Level 3 inputs.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

4.	Expenses

	Three months ended
Other expenses	March 31,
	2016	2015
Loss (gain) on foreign exchange and related derivatives	2	(1)
Interest income	(13)	(17)
Gain on sale of assets	—	(38)
Environmental remediation and asset retirement obligations	2	9
Bad debt expense	8	7
Potash profit and capital tax	3	5
Other	9	2

	11	(33)

5.	Share-based Payments

During the three months ended March 31, 2016, we granted the following share-based compensation awards to officers and employees.

Award type	Number	Grant price
Stock options	514,779	84.37
Stock appreciation rights	88,147	84.37
Share units	315,315	N/A

6.	Debt

			March 31,	December 31,
			2016	2015
	Maturity	Rate (%) (a)
Short-term debt
Commercial paper	2016	0.87	508	632
Credit facilities		4.69	121	203

			629	835

(a)	Weighted average rates at March 31, 2016.